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                             January 27, 2022

       Matt Susz
       Senior Vice President, Chief Financial Officer
       JOANN Inc.
       5555 Darrow Road
       Hudson, Ohio 44236

                                                        Re: JOANN Inc.
                                                            Form 10-K for
Fiscal Year Ended January 30, 2021
                                                            Filed April 1, 2021
                                                            Form 10-Q for
Fiscal Quarter Ended October 30, 2021
                                                            Filed December 3,
2021
                                                            Item 2.02 Form 8-K
Dated December 2, 2021
                                                            File No. 001-40204

       Dear Mr. Susz:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended October 30, 2021

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures
       Adjusted EBITDA, page 16

   1. Please tell us why you believe the adjustment for excess import freight costs to arrive at adjusted EBITDA is
appropriate when considering Question 100.01 of the Compliance and Disclosure
Interpretations on Non-GAAP Financial Measures. This comment also applies to the non-GAAP
financial measure disclosure in your Item 2.02 Form 8-K dated
                                                        December 2, 2021.
 Matt Susz
JOANN Inc.
January 27, 2022
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Suying Li at (202) 551-3335 or Angela Lumley at (202) 551-3398 with any questions.



FirstName LastNameMatt Susz                               Sincerely,
Comapany NameJOANN Inc.
                                                          Division of
Corporation Finance
January 27, 2022 Page 2                                   Office of Trade &
Services
FirstName LastName